UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(AMENDMENT No. 1)
SCHEDULE 13D
Under the Securities Exchange Act of 1934

XERIUM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98416J118
(CUSIP Number)

James Forbes Wilson	with a copy to:
Carl Marks Management Company, LLC	Allen B. Levithan, Esq.
900 Third Avenue, 33rd Floor	Lowenstein Sandler PC
New York, New York 10022	65 Livingston Avenue
(212) 909-8444	Roseland, New Jersey 07068
(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Carl Marks Management Company, LLC*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power: 1,381,956 Shares of Common Stock
Number of
Shares Beneficially	8.	Shared Voting Power: 0
Owned by
Each Reporting	9.	Sole Dispositive Power: 1,381,956 Shares of Common Stock
Person With
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,956 Shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): PN

*See Item 2.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Andrew M. Boas*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,381,956 Shares of Common Stock
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,381,956 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,956 Shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Robert C. Ruocco*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,381,956 Shares of Common Stock
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,381,956 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,956 Shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

James Forbes Wilson*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,381,956 Shares of Common Stock
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,381,956 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,956 Shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

Item 2.                      Identity and Background.

Item 2 is hereby amended by deleting it in its entirety and replacing it with the following:

(a)           This Schedule 13D is being jointly filed by (i) Carl Marks Management Company, LLC (“CMMC”), a Delaware limited liability company, registered investment adviser and the investment adviser to (1) Carl Marks Strategic Investments, L.P. (“CMSI”), a Delaware limited partnership and private investment partnership that is the owner of the shares of the Common Stock of the Issuer being reported on this Schedule, and (2) Carl Marks Strategic Opportunities Fund, L.P. (“CMSO”), a Delaware limited partnership and private investment partnership that holds a participation interest in certain shares of the Common Stock of the Issuer being reported on this Schedule, and (ii) the three individual managing members of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco and James Forbes Wilson.  CMSI GP, LLC (“CMSI GP”), a Delaware limited liability company, is the general partner of CMSI.  Carl Marks GP, LLC (“CMSO GP”), a Delaware limited liability company, is the general partner of CMSO.  Messrs. Boas, Ruocco and Wilson also serve as the managing members of CMSI GP and CMSO GP.

(b)           The address of the principal office of CMMC and the business address of each of Messrs. Boas, Ruocco and Wilson is 900 Third Avenue, 33rd Floor, New York, New York 10022.

(c)           The principal business of CMMC is investment management, including the management of CMSI and CMSO.  The principal business of each of Messrs. Boas, Ruocco and Wilson is acting as managing member of CMMC.  Mr. Wilson is also a director of the Issuer.

(d)           During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Boas, Ruocco and Wilson are each citizens of the United States.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended by deleting it in its entirety and replacing it with the following:

(a) - (b)  Based upon information obtained from the Issuer, there were issued and outstanding 14,969,895 shares of Common Stock as of June 3, 2010.  As of June 3, 2010, CMSI holds 1,381,956 shares of Common Stock, 947,284 shares of which were participated to CMSO pursuant to the Participation Agreement.  Thus, for the purposes of Reg. Section 240.13d-3, CMMC, in its capacity as the investment adviser to CMSI and CMSO, may be deemed to be the beneficial owner of the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting, in the aggregate, approximately 9.2% of the shares of Common Stock deemed issued and outstanding as of June 3, 2010.  CMMC may be deemed to have sole voting and dispositive power over the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

CMSI GP, as the general partner of CMSI, may be deemed to be the beneficial owners of the 1,381,956 shares of Common Stock held, in the aggregate, by CMSI, including those shares in which CMSO holds a participation interest.  CMSO GP, as the general partner of CMSO, may be deemed to be the beneficial owners of the 947,284 shares of Common Stock in which CMSO holds a participation interest.

In his capacity as a managing member of CMMC, Mr. Boas may be deemed to be the beneficial owner of the 1,381,956 shares of Common Stock held, in the aggregate, by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 9.2% of the shares of Common Stock deemed issued and outstanding as of June 3, 2010.  Mr. Boas may be deemed to have shared voting and dispositive power over the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

In his capacity as a managing member of CMMC, Mr. Ruocco may be deemed to be the beneficial owner of the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 9.2% of the shares of Common Stock  deemed issued and outstanding as of June 3, 2010.  Mr. Ruocco may be deemed to have shared voting and dispositive power over the 1,381,956 shares of Common Stock held, in the aggregate, by CMSI, including those shares in which CMSO holds a participation interest.

In his capacity as a managing member of CMMC, Mr. Wilson may be deemed to be the beneficial owner of the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 9.2% of the shares of Common Stock deemed issued and outstanding as of June 3, 2010.  Mr. Wilson may be deemed to have shared voting and dispositive power over the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

Item 7.                      Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

7.           Joint Filing Agreement, attached hereto as Exhibit 7.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2010

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CARL MARKS MANAGEMENT COMPANY, LLC

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

EXHIBIT INDEX

       7.           Joint Filing Agreement, attached hereto as Exhibit 7.

EXHIBIT 7

Agreement Relating to Joint Filing of Statement on Schedule 13D

This will confirm the agreement by and among the undersigned that the Statement on Schedule 13D Amendment No. 1 (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Common Stock, $0.001 par value per share, of Xerium Technologies, Inc., a Delaware corporation, is being filed on behalf of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Date:  Setember 13, 2010

CARL MARKS MANAGEMENT COMPANY, LLC

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson